FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a report by Registrant dated July 10, 2012, announcing that it has been selected by Cable & Wireless Panama (C&W), Panama’s largest telecommunications operator, to provide a Sky-Edge II broadband network that will be used to deliver broadband Internet and telephony connectivity nationwide’s.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated July 10, 2012	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat Selected by Cable & Wireless Panama for Broadband Network
Expansion

- Solar powered Sky-Edge II VSAT solution to provide broadband Internet and telephony services -

Petah Tikva, Israel, 10 July, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that it has been selected by Cable & Wireless Panama (C&W), Panama’s largest telecommunications operator, to provide a Sky-Edge II broadband network that will be used to deliver broadband Internet and telephony connectivity nationwide.

Cable & Wireless Panama has partnered with Gilat since 2005, providing satellite based services utilizing Gilat's SkyEdge and SkyEdge II products with over 1,300 sites now in operation. The network enables Panamanians to access Internet applications such as interactive learning, as well as telephony services.

The current network expansion includes solar powered VSATs as well as installation, maintenance and operation of the Sky Edge II hub equipment and VoIP gateways. The solar-powered solution will be supported by new outbound capacity from Telesat’s TelStar 11N.

"Our decision to select Gilat once again to support us in our endeavor to provide a robust satellite network in Panama is a clear vote of our confidence in their tremendous track record with C&W over the years. Gilat's ability to provide a bandwidth efficient, end to end solution, coupled with their support to operate the central hub activities,  has allowed us to ensure that broadband connectivity, even at the most remote locations, is of the highest quality and reliability for our customers," said Jorge Nicolau, CEO of Cable & Wireless Panama.

Commenting on the expansion award Russell Ribeiro, Gilat’s Regional Vice-President of Latin America said, “We are proud of our long-lasting partnership with C&W. This project is another testament to Gilat’s ability to address the special requirements of operators as they are tasked with providing reliable communication services in challenging environments.”

Gilat's SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptability to environmental conditions and satellite space segment capacity for both the inbound and outbound channels, the platform allows service providers to offer higher performance voice and broadband data services across urban and rural locations.

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About Cable & Wireless Panama
Cable & Wireless Panama (CWP) is the country's market leader in the provisioning of fixed, mobile and broadband services. The Company is also a major supplier of pay-TV and enterprise services. For more information, please visit: www.cwpanama.com

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions.

For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

David Leichner

Gilat Satellite Networks

+1 516 478 9697

davidl@gilat.com